SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Verso Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class of Securities)

Joshua Cherry-Seto

Blue Wolf Capital Partners

One Liberty Plaza, 52nd Floor

New York, NY 10006

Telephone: (212) 488-1347

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Peter H. Lieberman, Esq. Greenberg Traurig, LLP 77 West Wacker Drive, Suite 3100 Chicago, IL 60601 (312) 456-8417	Dmitriy A. Tartakovskiy, Esq. Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-3131

December 3, 2019

(Date of Event Which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person BW Coated LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890

11	Aggregate Amount Beneficially Owned by Each Person 776,890

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(1)

14	Type of Reporting Person OO

(1)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person PN

(1)         Solely in its capacity as sole member of BW Coated LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person PN

(1)         Solely in its capacity as general partner of Blue Wolf Capital Fund IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Blue Wolf Capital Advisors IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person OO

(1)         Solely in its capacity as general partner of Blue Wolf Capital Advisors IV, L.P.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

SCHEDULE 13D

CUSIP No. 92531L207

1	Name of Reporting Person Adam Blumenthal

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 776,890(1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 776,890(1)

11	Aggregate Amount Beneficially Owned by Each Person 776,890(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.24%(2)

14	Type of Reporting Person OO

(1)         Solely in his capacity as the controlling person of BW Coated LLC, Blue Wolf Capital Fund IV, L.P., Blue Wolf Capital Advisors IV, L.P. and Blue Wolf Capital Advisors IV, LLC.  The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock (as defined below) of the Issuer, except to the extent of the reporting person’s pecuniary interest therein or to the extent the reporting person actually exercises voting or dispositive power with respect to such shares of Common Stock.

(2)         All percentages of Common Stock (as defined below) outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

Amendment No. 3 to Schedule 13D

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 20, 2019, as amended and supplemented on October 1, 2019 and October 10, 2019 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), relating to Class A common stock, par value $0.01 per share (“Common Stock”), of Verso Corporation (the “Issuer”).  Except as specifically amended by this Amendment, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined have the meanings ascribed to them in the Original Schedule 13D.

Item 2.                       Identity and Background

Item 2 of the Schedule 13D is hereby amended by replacing section (a)(i) of Item 2 with the following:

“                                          (i)                                     BW Coated LLC, a Delaware limited liability company (“BW Coated”).  BW Coated is the direct beneficial owner of 776,890 shares of Common Stock of the Issuer;”

Item 3.                       Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated as follows:

“380,985 shares of Common Stock beneficially owned by the Reporting Persons were acquired in open market transactions.

In addition, on October 7, 2019, BW Coated acquired 395,905 shares of Common Stock from Lapetus Capital II LLC (“Lapetus II”) and Lapetus Capital III LLC (“Lapetus III”) for an aggregate purchase price of $4,948,812.50.

The Reporting Persons expended an aggregate of approximately $8,941,793.99 to acquire the 776,890 shares of Common Stock reported as beneficially owned by them in this Schedule 13D, which purchases were made in part with working capital from capital contributions and/or funds from lines of credit in the ordinary course of business of certain of the Reporting Persons.  No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.”

Item 4.                       Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information:

“              On December 3, 2019, Atlas Holdings LLC and Blue Wolf Capital Advisors IV, LLC, on behalf of Lapetus II and BW Coated, delivered a letter to the Board of Directors of the Issuer (the “December 3 Letter”) and subsequently issued a joint press release enclosing the December 3 Letter. A copy of the Press Release containing the full text of the December 3 Letter is filed as Exhibit 99.3 hereto and incorporated herein by reference.”

Item 5.                       Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

“(a) and (b)

The information contained on the cover pages of this Schedule 13D is incorporated by reference.  All percentages of Common Stock outstanding contained herein are based on 34,704,367 shares of Common Stock outstanding as of October 31, 2019, according to the Form 10-Q filed by the Issuer with the SEC on November 12, 2019.

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 776,890 shares of Common Stock, representing 2.24% of the outstanding shares.

(i)                                     BW Coated has shared voting and dispositive power over 776,890 shares of Common Stock, representing 2.24% of the outstanding shares;

(ii)                                  BWCF IV has shared voting and dispositive power over 776,890 shares of Common Stock, representing 2.24% of the outstanding shares;

(iii)                               BWCA IV LP, by virtue of its status as the general partner of BWCF IV, has shared voting and dispositive power of 776,890 shares of Common Stock, representing 2.24% of the outstanding shares;

(iv)                              BWCA IV LLC, by virtue of its status as the general partner of BWCA IV LP, has shared voting and dispositive power of 776,890 shares of Common Stock, representing 2.24% of the outstanding shares; and

(v)                                 Mr. Adam Blumenthal, by virtue of his status as the Managing Member of BWCA IV LLC, has shared voting and dispositive power of 776,890 shares of Common Stock, representing 2.24% of the outstanding shares.

Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock reported in this Schedule 13D, except to the extent of such Reporting Person’s pecuniary interest therein or to the extent such Reporting Person actually exercises voting or dispositive power with respect to such shares of Common Stock.

By virtue of the agreements and arrangements among the Reporting Persons and the Atlas Parties described or previously disclosed in this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” (within the meaning of Rule 13d-5 under the Act) with the Atlas Parties.  The Atlas Parties are filing a separate Statement on Schedule 13D reporting beneficial ownership of shares of Common Stock.  Each of the Reporting Persons is responsible only for the information contained in this Schedule 13D and assumes no responsibility for information contained in any Schedule 13Ds filed by the Atlas Parties.  The security interests reported in this Schedule 13D do not include security interests owned by the Atlas Parties.  If the Reporting Persons and the Atlas Parties are deemed to have formed a “group” (within the meaning of Rule 13d-5 under the Act), as of December 3, 2019, such group may be deemed to beneficially own in the aggregate 3,107,573 shares of Common Stock for purposes of Rule 13d-3 under the Act, which would constitute approximately 8.96% of the total outstanding shares of Common Stock.  The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock or other securities held by the Atlas Parties.”

Item 5(c) of the Schedule 13D is hereby supplemented with the following:

“(c)                            Set forth on Schedule I hereto is a description of transactions with respect to the Common Stock that have occurred since October 9, 2019 through November 15, 2019.  All such transactions were effected in the open market, and per share prices do not include any commissions paid in connection with such transactions.  Except as set forth on Schedule I, none of the persons named in response to paragraph (a) has effected any transaction in the Common Stock since November 15, 2019.”

Item 7.                       Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

“99.3      Press Release by Atlas Holdings LLC and Blue Wolf Capital Advisors IV, LLC issued on December 3, 2019 containing the full text of the Letter to the Board of Directors of the Issuer, dated as of December 3, 2019”

[Signatures on following page]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 3, 2019	BW Coated LLC

By: Blue Wolf Capital Fund IV, L.P., its sole member

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Fund IV, L.P.

By: Blue Wolf Capital Advisors IV, L.P., its general partner

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, L.P.

By: Blue Wolf Capital Advisors IV, LLC, its general partner

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

Blue Wolf Capital Advisors IV, LLC

	By:	/s/ Adam Blumenthal
	Name:	Adam Blumenthal
	Title:	Managing Member

/s/ Adam Blumenthal
Adam Blumenthal

SCHEDULE I

Reporting Person	Trade Date	Shares Purchased (Sold)	Price
BW Coated LLC	10/10/2019	19,368	$12.2133	(1)
BW Coated LLC	10/11/2019	4,687	$12.4927	(2)
BW Coated LLC	10/14/2019	2,846	$12.4190	(3)
BW Coated LLC	10/15/2019	4,568	$12.3924	(4)
BW Coated LLC	11/13/2019	(13,200)	$18.8315
BW Coated LLC	11/14/2019	(34,447)	$18.2157
BW Coated LLC	11/15/2019	(37,500)	$18.6439

(1)         The reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $12.100 to $12.455.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(2)         The reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $12.380 to $12.500.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(3)         The reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $12.365 to $12.500.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.

(4)         The reported price is a weighted average price.  These shares were traded in multiple transactions at prices ranging from $12.340 to $12.485.  The Reporting Persons undertake to provide the Staff, upon request, full information regarding the number of shares traded at each separate price within the ranges set forth in this footnote.